UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: October 18, 2018

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

In October 2018, certain subsidiaries of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) entered into an agreement with Alpha Petroleum Resources Limited (Alpha Petroleum) to use Teekay Offshore’s Petrojarl Varg floating production, storage and offloading (FPSO) unit to operate on the Cheviot oil field on the UK continental shelf.

The FPSO contract is for a seven-year fixed term from first oil, which is targeted for the second quarter of 2021, after a life extension and upgrade phase for the Petrojarl Varg taking place at Sembcorp Marine’s shipyard in Singapore. The Petrojarl Varg FPSO is intended to be used for the entire expected life of the Cheviot field.

The effectiveness of the agreement remains subject to a number of conditions precedent being satisfied including (i) initial funding from Alpha Petroleum to cover life extension and upgrade costs, which is conditional on Alpha Petroleum finalizing its debt facilities with a consortium of lenders, and (ii) the approval by relevant governmental authorities of Alpha Petroleum’s final field development plan for the Cheviot Field. These is no assurance the conditions precedent to the agreements will be met or when they may be met.

The Cheviot field is 100%-owned by Alpha Petroleum and is one of the largest undeveloped oil fields in the UK sector of the North Sea. Matching the field development requirements of a projected total of 18 wells (including 13 production wells) was a key factor for the Petrojarl Varg FPSO being selected by Alpha Petroleum through a solutions-driven process undertaken with Teekay Offshore.

Forward Looking Statements

This report on Form 6-K contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the timing and certainty of the effectiveness of the agreement with Alpha Petroleum, including satisfying the various conditions precedent to its effectiveness; the timing and certainty of first oil on the Cheviot field; and the number of wells on the field. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration and production of the Cheviot field; significant changes in oil prices; shipyard delivery delays and cost overruns; failure to satisfy all conditions precedent of the contract with Alpha Petroleum; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: October 18, 2018	By:	/s/ Edith Robinson
Edith Robinson
Secretary